SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 21, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 21, 2013

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

Michael A. Friedman MD Appointed Non-Executive Director

21 February 2013

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, today announces the appointment of Michael A. Friedman MD as Non-Executive Director.  He will join the Board on 11 April 2013 and immediately offer himself for re-election at the Company's Annual General Meeting.

Michael has, for the past 10 years, been Chief Executive Officer of City of Hope, the prestigious cancer research and treatment institution in California.  He also serves as Director of the institution's comprehensive cancer centre and holds the Irell & Manella Cancer Center Director's Distinguished Chair.  He was formerly senior vice president of research and development, medical and public policy for Pharmacia Corporation and has served as Deputy Commissioner and Acting Commissioner at the US Food and Drug Administration.  He is an experienced Board director currently serving as Independent Director of Celgene Corporation and MannKind Corporation and having previously served as Independent Director of RiteAid Corporation.

Sir John Buchanan, Chairman of Smith & Nephew, commented:

"We are delighted that Michael Friedman has agreed to join the Board of Smith & Nephew.  He brings exceptional clinical and commercial experience of the US healthcare environment, a wealth of understanding of the US regulatory system and more than ten years' Board experience.  These skills will help Smith & Nephew meet the challenges and opportunities that lie ahead."

Michael Friedman MD commented:

"I am very much looking forward to joining the Board of Smith & Nephew, a company I have long admired.  Its programme to reshape to take advantage of the changing healthcare environment in the Established Markets, and its growing strength in the Emerging Markets, place it at the vanguard of the medical device industry.  I am delighted to be given the opportunity of working with Sir John, Olivier and the team to help deliver their strategy in the US and beyond."

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment.

Enquiries

Investors
Phil Cowdy                                                                       Tel:    +44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds                                                            Tel:    +44 (0) 20 7401 7646
Smith & Nephew

Justine McIlroy / Andrew Mitchell                              Tel:    +44 (0) 20 7404 5959
Brunswick - London

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma and Extremities, Smith & Nephew has almost 10,500 employees and a presence in more than 90 countries. Annual sales in 2012 were more than $4.1 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.